Exhibit 99.1

FANG Announces change in senior management

And proposed spin-off OF China index HOLDINGS

BEIJING, January 21, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced (1) a change in its senior management and (2) a proposed spin-off of China Index Holdings Limited (“CIH”), a wholly-owned subsidiary of Fang.

Change in Senior Management

Mr. Jian Liu, Fang’s President, has been appointed as Chief Executive Officer to replace Mr. Vincent Tianquan Mo, effective immediately. Mr. Mo will continue to serve as the Chairman of Fang’s board of directors.

Mr. Zijin Li, Fang’s deputy Chief Financial Officer, has been appointed as acting Chief Financial Officer and Board Secretary to replace Dr. Hua Lei, effective immediately. Dr. Lei will serve as Fang’s Chief Investment Officer, going forward.

Mr. Jian Liu joined Fang in April 2000 and was appointed from Chief Operations Officer to President on July 1, 2016. Mr. Liu was also Fang’s first Chief Information Officer. Prior to joining Fang, Mr. Liu had worked at the Information Center of Ningbo Economic Committee in Zhejiang Province. Mr. Liu holds a bachelor’s degree in computer science from Ningbo University.

Prior to joining Fang in 2018, Mr. Zijin Li had worked for Aofan International Group in Australia for 10 years in financial management positions and had worked for Fenghui Leasing Ltd. in China for three years as its General Manager of Finance Department. He graduated from Sydney University of Technology with a master’s degree and a bachelor’s degree.

“I am very happy that Mr. Jian Liu and Mr. Zijin Li will shoulder more responsibilities for Fang and myself. I believe a new generation of Fang’s management will reshape the Company and bring in a fresh working style,” said Vincent Mo, Fang’ Chairman, “I, together with Dr. Lei, will continue to be fully committed to the Company in all respects and will fully support the new management.”

Proposal to Spin Off CIH

Fang currently contemplates a spin-off of CIH to explore different options, including a potential distribution of CIH’s ordinary shares to Fang’s shareholders, or potential prviate sale of CIH’s ordinary shares, or a potential listing of CIH on a major stock exchange in the Unites States or other global stock exchanges including Chinese domestic exchanges.

As of the date of this announcement, CIH has submitted a draft registration statement on Form F-1 on a confidential basis to the U.S. Securities and Exchange Commission (the “SEC”) for a possible initial public offering (the “Proposed IPO”) of American depositary shares (“ADSs”) representing ordinary shares of CIH. The number of ADSs proposed to be offered and sold and the dollar amount proposed to be raised in the Proposed IPO have not yet been determined. The Proposed IPO is expected to commence after the SEC completes its review process, subject to market and other conditions including the approval of Fang’s board of directors. However, there can be no assurances as to the timing or completion of the Proposed IPO.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended. This announcement is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the issuer and management, as well as financial statements.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily listing, marketing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding the commencement and the completion of the proposed spin-off of CIH, including the Proposed IPO. Such statements are based upon management's current expectations and current market and other conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause the commencement and completion of the proposed spin-off of CIH, including the Proposed IPO, to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the market and other conditions and Fang’s and CIH’s results of operations. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the SEC. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.